December 02, 2009

Via EDGAR

Securities and Exchange Commission
ATTN: H Roger Schwall and Gary Newberry
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549-4628

Re:
                              Solitario Exploration & Royalty Corp. ("Solitario or the "Company")
                              Form 10-K for the Fiscal Year Ended December 31, 2008
                              Filed March 13, 2009
                              Form 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009 and September 30, 2009
                              Filed May 8, August 6, 2009, and November 4, respectively
                              Comment letter dated November 9, 2009
                              SEC File No. 1-32978

Dear Mr. Schwall and Mr. Newberry:

          Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff"). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Furthermore, Solitario acknowledges the following:

          Solitario is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and
          Exchange Commission (the "SEC"); and
          Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and
          Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

SEC COMMENT:

Form 10-K for the Fiscal Year ended December 31, 2008
Consolidated Statements of Stockholders' Equity, page 49

1.          We note your response to prior comments 1 through 4 and do not agree with the certain conclusions that you have reached with regard to your accounting for the shareholders' agreements between you and Anglo Platinum Brazil ("Anglo"). Please amend and restate the financial statements contained in your Form 10-K for the fiscal year ended December 31, 2008 and your Forms 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009 as follows:

a.          As noted in prior comment number 1, we understand that you record all funding prior to Anglo earning an interest in Pedra Branca Mineracao ("PBM") as a reduction to your net exploration expenditures, as Anglo has the right to terminate its interest in PBM at anytime prior to earning an interest. However since you do not know what the proceeds are being received for at the time you receive them, you should record the proceeds as a deferral unit (i.e. liability) until the point in time that you know whether the proceeds are for an equity interest in PBM or a reduction of PBM's exploration expenses. Please amend and restate your financial statements accordingly.

RESPONSE:

We do not believe that the funds received from Anglo, prior to them actually fulfilling the requirements to be entitled to the first 15% equity interest during September 2007, meet the definition of a liability under FASB Concept Statement 6.

Paragraph 35 of FASB Concept Statement 6 defines liabilities as:

35. Liabilities are probable21 future sacrifices of economic benefits arising from present obligations22 of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.

21 Probable is used with its usual general meaning, rather than in a specific accounting or technical sense (such as that in Statement 5, par. 3 ), and refers to that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved (Webster's New World Dictionary, p. 1132). Its inclusion in the definition is intended to acknowledge that business and other economic activities occur in an environment characterized by uncertainty in which few outcomes are certain (pars. 44-48).

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22 Obligations in the definition is broader than legal obligations. It is used with its usual general meaning to refer to duties imposed legally or socially; to that which one is bound to do by contract, promise, moral responsibility, and so forth (Webster's New World Dictionary, p. 981). It includes equitable and constructive obligations as well as legal obligations (pars. 37-40).

Further, paragraph 36 of FASB Concept Statement 6 provides insight into the characteristics of a liability:

36. A liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened. Liabilities commonly have other features that help identify them-for example, most liabilities require the obligated entity to pay cash to one or more identified other entities and are legally enforceable. However, those features are not essential characteristics of liabilities. Their absence, by itself, is not sufficient to preclude an item's qualifying as a liability. That is, liabilities may not require an entity to pay cash but to convey other assets, to provide or stand ready to provide services, or to use assets. And the identity of the recipient need not be known to the obligated entity before the time of settlement. Similarly, although most liabilities rest generally on a foundation of legal rights and duties, existence of a legally enforceable claim is not a prerequisite for an obligation to qualify as a liability if for other reasons the entity has the duty or responsibility to pay cash, to transfer other assets, or to provide services to another entity.

Additionally, paragraph 198 of FASB Concept Statement 6 discusses proceeds as sole evidence of a liability.

198. An entity commonly receives cash, goods, or services by incurring liabilities (paragraph 38), and that which is received is often called proceeds, especially if cash is received. Receipt of proceeds may be evidence that an entity has incurred one or more liabilities, but it is not conclusive evidence. Proceeds may be received from cash sales of goods or services or other sales of assets, from cash contributions by donors, or from cash investments by owners, and entities may incur liabilities without receiving proceeds, for example, by imposition of taxes. The essence of a liability is a legal, equitable, or constructive obligation to sacrifice economic benefits in the future rather than whether proceeds were received by incurring it. Although proceeds received may be a useful attribute in measuring a liability incurred, proceeds themselves are not liabilities.
As previously mentioned in our response dated October 1, 2009, there was significant uncertainty as to whether Anglo would actually earn the initial 15% interest in PBM in September 2007. Our experience with similar "joint ventures" throughout Solitario's 15 year history had demonstrated a well-established history of partners electing not to continue their exploration funding. The initial phase of the arrangement with Anglo was no different. Under no circumstances was the Company obligated to repay these amounts. Only when Anglo met certain funding thresholds, could Anglo earn the initial 15% equity interest. Section 10.4 of the Shareholders Agreement states without ambiguity that such amounts are never to be repaid.

FASB Concept Statement 6 defines liabilities as probable future sacrifices of economic benefits arising from present obligations. As previously stated, management did not believe that the transfer of the 15% equity interest was probable as discussed above and in our October 1, 2009 response.

To elaborate, we have also considered the characteristics of a liability discussed in paragraph 36. According to paragraph 36, a liability has three essential characteristics:

(a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand.

As discussed earlier, we do not believe that the transfer of the future equity interest was probable, and the history of the Company does not objectively support recording a liability.

(b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice.

This was not true as we had no obligation to repay the exploration funding. There was no duty for us to transfer an asset in the future and we believed that the future transfer of the equity interest was not probable as discussed earlier.

(c) the transaction or other event obligating the entity has already happened.

Until September 2007, the funding to earn the 15% equity interest had not occurred.

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We also considered paragraph 198 that states:

"Receipt of proceeds may be evidence that an entity has incurred one or more liabilities, but it is not conclusive evidence. The essence of a liability is a legal, equitable, or constructive obligation to sacrifice economic benefits in the future rather than whether proceeds were received by incurring it."

Paragraph 198 supports our belief that the receipt of proceeds from Anglo does not trigger liability accounting.

Furthermore, we believe the recording of the liability for the entire amount of the funding provided by Anglo to PBM prior to earning an equity interest distorts our financial statements in two ways. First it requires the recording of exploration expenditures which did not require the use of corporate assets (cash) and we believe that showing such expenses net of the funds provided by Anglo accurately reflected the lack of any existing obligation to Anglo at the time of the reimbursements. Secondly, it significantly overstates our financial obligations by recording a liability significantly in excess of any amount that Anglo would be entitled, in the remote possibility that they would earn a 15% interest in the subsidiary. We would essentially be recording a liability (due to Anglo, not currently earned or payable), which would be in excess, by a factor of five, what their minority interest would be if they became a 15% shareholder. We do not believe that the exploration funding arrangement constituted an obligation to sacrifice economic benefits in the future, especially given the fact that the Company's expenditures under this arrangement, net of the proceeds received from Anglo, were effectively zero.

In summary, based on the information, 15 year history and experience the Company's management team had with similar transactions, the risk of exploration activity and the actions by Anglo, management did not think it probable that the 15% equity interest would be earned. As such, we do not believe that the exploration funding meets the definition of a liability under FASB Concept Statement 6.

In addition to FASB Concept Statement 6, we looked to analogous accounting literature to support our position.

Neither ASC 930 Extractive Activities-Mining, nor SEC Industry Guide 7 - Mining, address our situation, which is the accounting for an arrangement to fund exploration activities. Accordingly, we considered other accounting guidance for similar arrangements.

The arrangement with Anglo to provide funds for exploration activities is similar to research and development ("R&D") arrangements in other industries. ASC 730, Section 10-15-2 states:

The guidance in the Research and Development Topic applies to all entities, including the following:

a. Entities in the extractive industries whose research and development activities are comparable in nature to research and development activities of other entities, such as development or improvement of processes and techniques including those employed in exploration, drilling, and extraction.

ASC 730, Section 20-05-6 states:

05-6  An entity that is a party to an arrangement through which research and development is funded by other parties usually incurs an obligation when it enters into the arrangement. The nature and extent of the entity's obligation are sometimes difficult to determine and can range from an obligation to perform contract research and development work to an obligation to repay the other parties, with a return, for the funds provided.

ASC 730, Section 20-25-2, 25-3, 25-4 and 25-7 state:

25-2  An entity shall determine the nature of the obligation it incurs when it enters into an arrangement with other parties who fund its research and development. The factors discussed in paragraphs 730-20-25-3 through 25-9 address other factors that may be present and relevant to a particular arrangement shall be considered when determining the nature of the entity's obligation.

25-3  If the entity is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development, the entity shall estimate and recognize that liability. This requirement applies whether the entity may settle the liability by paying cash, by issuing securities, or by some other means

25-4  To conclude that a liability does not exist, the transfer of the financial risk involved with research and development from the entity to the other parties must be substantive and genuine. To the extent that the entity is committed to repay any of the funds provided by the other parties regardless of the outcome of the research and development, all or part of the risk has not been transferred.

25-7 An entity that incurs a liability to repay the other parties shall charge the research and development costs to expense as incurred.

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We have noted that the arrangement with Anglo was similar to an R&D arrangement discussed in ASC 730. Solitario entered into an arrangement under which Anglo agreed to provide funding to PBM for exploration activities. Solitario was under no obligation to repay the amount either through cash payment or transfer of equity until it was deemed probable in the fourth quarter of 2007 that Anglo had earned the equity interest as of September 30, 2007. As previously discussed, Solitario felt strongly that the likelihood of Anglo continuing was remote during the period after the signing of the Shareholders Agreement. Therefore, no liability existed (Section 730-20-25-4). As noted in Section 730-20-25-7, the amounts paid by the other party should be charged to expense only in the case where a liability is determined to exist. In our case, we determined that no liability existed, so by analogy, the gross R&D expenses should not have been reflected in our expense. We credited the funds received from Anglo to expense which resulted in expenses, net of funding, being reflected. This is consistent with the guidance in Section 730-20-25-7.

Conclusion

In conclusion, we believe that our accounting prior to Anglo earning the equity interest was appropriate. We do not believe that the recognition of a liability pending determination of whether they would ultimately earn the equity interest was appropriate as the arrangement did not meet the definition of a liability under FASB Concept Statement 6. In addition, our accounting was consistent with R&D arrangements as provided for in ASC 730. Furthermore, our treatment accurately reflected the economic operating results of the consolidated group as no net exploration expenditures were expensed by the Company and equity was not earned by Anglo.

We also provided disclosure of the components of exploration expense in our Form 10-K and Forms 10-Q, for the periods indicated above, that clearly reflected the credit of the proceeds from Anglo.

b.     Your response states that after conveying the first 15% interest to Anglo, you recorded all additional funding proceeds received as additional paid-in-capital as Anglo was a minority equity holder. You have supported your accounting by reference to the provisions of SFAS 160. However, the provisions of SFAS 160 would not be applicable until the point in time that the equity interest has been transferred. Therefore, consistent with bullet a. above, you should record the proceeds as a deferral unit (i.e., liability) until the point in time that you know whether proceeds are for an equity interest in PBM or a reduction of PBM's exploration expenses. In this respect, the fact that Anglo became a minority interest holder would not impact your accounting for the proceeds received. Please amend and restate your financial statements accordingly.

RESPONSE:

As disclosed in our 2008 Annual Report on Form 10-K and discussed with the Staff, we recorded all additional funding proceeds as additional paid-in capital of the subsidiary, PBM. We concurrently recorded a minority interest equal to 15% of the book value of PBM for Anglo's interest. At each period end, we adjusted minority interest for Anglo's 15% share in the losses (from exploration) recorded by PBM. The result of this was that at all times Anglo's minority interest exactly equaled 15% of the net book value of PBM.

We believe that the characterization of the Anglo contributions immediately subsequent to their receipt of an equity interest changed the relationship and the accounting between the two entities. At this point, the arrangement changed from that between a wholly-owned subsidiary (PBM) and an exploration partner (Anglo), to one between a majority shareholder (Solitario) and a minority shareholder (Anglo). Under both the Company's and the Staff's proposed accounting, from September 2007 through December 2008, 15% of the net losses of PBM were appropriately recorded and attributed to the Anglo minority interest, while the remaining 85% of PBM's losses were recorded as losses attributable to Solitario's shareholders. Solitario's statement of operations has accurately reflected the nature of the activity attributable to its shareholders and the minority interest shareholder of PBM.

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The Staff has proposed deferring all contributions as a "liability" until such time as it is determined Anglo has earned additional equity or, alternatively, to record the amounts as a reduction to PBM's exploration expense if equity is not to be exchanged. Our response in Comment 1.a. supports our contention that liability treatment was not appropriate for any proceeds received from Anglo prior to it being probable that Anglo would earn the initial 15% equity interest. This argument also applies to proceeds received subsequent to Anglo earning the initial 15% equity interest. Regarding the Staff's comment that proceeds received after the initial 15% equity interest should also be recorded as a reduction to PBM's exploration expenses if equity was not earned, even if Anglo were to not achieve the next earn-in threshold, we respectfully submit that we do not believe that any amounts contributed by Anglo subsequent to earning the initial 15% equity interest should ever be recorded as a credit to exploration expense because Anglo was a shareholder. We do not believe that there is any support for the potential of recording the payments by Anglo after they earned a 15% interest in PBM as a credit to exploration expense. As stated in our previous response dated September 30, 2009, there was no support for recording a gain or loss in the income statement for the value of the stock granted to Anglo, nor at any time did we believe there would be support during the term of the Shareholders Agreement up to December 31, 2008 to record gain under the guidance provided by SAB 84, or SAB 51 (See the Staff bullet point 1.c. below) for the potential stock to be granted to Anglo. We respectfully submit that the exploration expense recorded by PBM at 100% subsequent to Anglo's earning a 15% interest in PBM, while separately accounting for the minority interest on the face of the statement of operations, accurately reflects the fact that Anglo was a shareholder and was contributing to the capital of PBM. We respectfully submit that we do not agree with the proposed adjustment by the Staff, to record all payments by Anglo as a liability subsequent to Anglo earning a 15% as we believe this would present an excessive valuation of the potential increase in the minority interest in PBM by Anglo and potentially mislead investors. We also believe this treatment would ignore the substance of the contributions between an entity and a shareholder.

Additionally, we believe the recording of all contributions subsequent to Anglo becoming a shareholder as a liability, which could potentially be credited to exploration expense would have an inappropriate dampening effect on a potential impairment. If at any time Anglo were to cease further contributions, the ultimately recoverability of the underlying exploration property would be called into question. Under our understanding of the Staff's proposed accounting, the Company could potentially recognize a significant deferred "credit" into earnings during the same period of property impairment. We believe recording such a credit would improperly reduce the impact of the impairment and potentially mislead investors.

c.     At the point in time when Anglo earns the minority interest in PBM, you should release the liability and record the transfer of the equity interest to PBM based on ARB 51 and SAB 51 through December 31, 2008 and SFAS 160 subsequent to December 31, 2008. Therefore, prior to December 31, 2008 you would record the non-controlling interest (or minority interest) as the proportionate share of book value acquired by Anglo. Any excess would be recorded to Solitario's additional-paid-in capital, unless the criteria of SAB 51 for gain recognition on the income statement have been met. Subsequent to the adoption of SFAS 160, the accounting would be similar, except all gains and losses are no longer permitted to be recorded on the income statement pursuant to paragraph 33 of SFAS 160. You can refer to example 2 of SFAS 160 as an illustration of the accounting for the transfer of equity interests of a subsidiary. Please amend and restate your financial statements accordingly.

RESPONSE:

See our response in Comment 1.b. above relating to recording of a liability for proceeds received subsequent to the initial 15% equity interest and prior to earning additional equity interests. See also our response to Comment 1.b. above which describes that our accounting recorded the minority interest in PBM at 15% at the end of every reporting period. We believe this most accurately reflects the minority interest owned by Anglo. Our interpretation is that the Staff's suggested accounting would record all of the payments as liabilities subsequent to Anglo earning its 15% interest. We believe this would misstate the minority interest attributable to Anglo, overstate and misstate the total liabilities as discussed above in bullet point 1.b. and understate the capital contributed by shareholders (both controlling and non-controlling) of both the subsidiary PBM and Solitario on a consolidated basis and potentially mislead investors.

Subsequent to December 31, 2008, we will follow the guidance in SFAS 160, which will be similar. However, we do not believe that proceeds received prior to earning an equity interest should be reflected as a liability, but rather as non-controlling interest and additional paid-in capital as discussed in Comment 1.b.

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SUMMARY AND CONCLUSION:

          We respectfully submit that as a result of the explanation provided in this letter and the prospective disclosures discussed above we do not believe amending the currently filed 2008 Annual Report on Form 10-K or the currently filed Quarterly Report for the quarter ended March 31, 2009, June 30, 2009 and September 30, 2009 is necessary.

          If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030.

Sincerely,

/s/ James R. Maronick
CFO
Solitario Exploration & Royalty Corp.